EARLY WARNING REPORT

Form 62-103F1

Required Disclosure under the Early Warning Requirements

State if this report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

Item 1 - Security and Reporting Issuer

1.1 State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to common shares ("FCGI Shares") of Florida Canyon Gold Inc. (the "Issuer" or "FCGI"). The Issuer's head office is located at:

200 Bay Street, Suite 1302

Royal Bank Plaza, South Tower

Toronto, Ontario M5J 2J3

1.2 State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not Applicable.

Item 2 - Identity of the Acquiror

2.1 State the name and address of the acquiror.

Integra Resources Corp. ("Integra")

1050 - 400 Burrard Street
Vancouver, British Columbia V6C 3A6

Integra is a corporation continued under the Business Corporations Act (British Columbia) that is focused on advancing gold and silver projects in Idaho and Nevada, United States.

2.2 State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On November 8, 2024, Integra acquired all of the issued and outstanding FCGI Shares pursuant to a statutory plan of arrangement under the Canada Business Corporations Act (the "Arrangement").

2.3 State the names of any joint actors.

Not applicable.

Item 3 - Interest in Securities of the Reporting Issuer

3.1 State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror's security holding percentage in the class of securities.

Pursuant to the Arrangement, Integra acquired 139,642,515 FCGI Shares representing 100% of the issued and outstanding FCGI Shares. Prior to the Arrangement, Integra did not own any FCGI Shares, and accordingly, Integra's ownership increased from nil to 100% of the issued and outstanding FCGI Shares following completion of the Arrangement.

3.2 State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

Integra directly acquired all of the issued and outstanding FCGI Shares pursuant to the Arrangement.

3.3 If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4 State the designation and number or principal amount of securities and the acquiror's security holding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the Arrangement, Integra held nil FCGI Shares.

As a result of the Arrangement, Integra acquired 139,642,515 FCGI Shares and, as a result, owns 100% of the issued and outstanding FCGI Shares.

3.5 State the designation and number or principal amount of securities and the acquiror's security holding percentage in the class of securities referred to in Item 3.4 over which

(a) the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.4 above.

(b) the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

See Item 3.4 above.

(c) the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

See Item 3.4 above.

3.6 If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror's security holdings.

Not applicable.

3.7 If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8 If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror's economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 - Consideration Paid

4.1 State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Pursuant to the Arrangement, each holder of an FCGI Share received 0.467 (the "Exchange Ratio") of a common share of Integra (each whole common share of Integra, an "Integra Share") for each FCGI Share held. In aggregate, 65,213,010 Integra Shares were issued to former shareholders of the Issuer as consideration for their respective FCGI Shares.

The Exchange Ratio implies a consideration of C$0.69 per FCGI Share, or an aggregate of approximately C$95 million, based on the closing market price of the Integra Shares on the TSX Venture Exchange on July 26, 2024, the last trading day prior to the announcement of the Arrangement.

4.2 In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 4.1 above.

4.3 If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

See Items 2.2, 3.4, and 4.1 above.

Item 5 - Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a) the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b) a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d) a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e) a material change in the present capitalization or dividend policy of the reporting issuer;

(f) a material change in the reporting issuer's business or corporate structure;

(g) a change in the reporting issuer's charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h) a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i) the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j) a solicitation of proxies from securityholders;

(k) an action similar to any of those enumerated above.

See Items 2.2, 3.4, and 4.1 above.

The purpose of the Arrangement was to effect the business combination of Integra and FCGI and for Integra to acquire all of the issued and outstanding FCGI Shares of the Issuer. Following closing of the Arrangement, the Issuer became a wholly-owned subsidiary of Integra.

The Issuer intends to delist the FCGI Shares from the TSXV and intends on applying to cease to be a reporting issuer in all jurisdictions in Canada.

Item 6 - Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

On July 28, 2024 FCGI and Integra entered into an arrangement agreement, as amended September 3, 2024 (the "Arrangement Agreement") pursuant to which parties agreed to effect the Arrangement. A copy of the Arrangement Agreement is available at www.sedarplus.ca under the profile of the Issuer.

Item 7 - Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable.

Item 8 - Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 - Certification

The acquiror must certify that the information in this report is true and complete in every respect. In the case of an agent, the certification is based on the agent's best knowledge, information and belief but the acquiror is still responsible for ensuring that the information filed by the agent is true and complete.

This report must be signed by each person on whose behalf the report is filed or his or her authorized representative.

It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I, as an authorized representative of the acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATE: November 8, 2024.

INTEGRA RESOURCES CORP.

By:	/s/ "Andree St.-Germain"
Andree St.-Germain Chief Financial Officer